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Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

Notes to Proxy

1.

Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

To Vote Using the Telephone (Within Canada and U.S.)	To Vote Using the Internet	To Receive Documents Electronically
Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.	Go to the following web site: www.computershare.com/ca/proxy

You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don’t vote online, you can still enrol by visiting www.computershare.com — click “Investors” and then “Electronic Shareholder Communications”.

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER          PROXY ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 p.m., Eastern Time, on June 11, 2004.

THANK YOU

Appointment of Proxyholder

I/We being holder(s) of Silver Standard Resources Inc. hereby appoint: R.A. Quartermain, the President and a director of the Company, or failing him R.E. Gordon Davis, or failing him Linda J. Sue

        OR Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Silver Standard Resources Inc. to be held at Terminal City Club, 837 West Hastings Street, Vancouver, BC V6C 1B8 on June 15, 2004 at 2:00p.m. and at any adjournment thereof.

1.  Election of Directors

	For Withhold		For Withhold
01. R.E. Gordon Davis 02. David L. Johnston 03. Catherine McLeod-Seltzer		04. William Meyer 05. Robert A. Quartermain

2.  Appointment of Auditors

For Withhold
Appointment of PricewaterhouseCoopers LLP, Chartered Accountants as Auditors

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For Against			For Against
3. To authorize the directors to set the auditor’s remuneration. 4. To approve the Company’s Stock Option Plan.		5.	To ratify all acts and proceedings of the directors and officers of the Company since the last Annual General Meeting of the members of the Company.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements,if they so request. If you wish to receive such mailings, please mark your selection.	Mark this box if you would like to receive Quarterly Financial Statements by mail.

You can also receive these documents electronically — see reverse for instructions to enrol for electronic delivery.